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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Bayfield Low Income Housing Limited Partnership
(Name of Issuer)
Limited Partnership Interests
(Title of Class of Securities)
NONE
(CUSIP Number)
c/o Paul J. Maddock, Megan Asset Management, Inc.
1424 West Century Avenue, Suite 102
Bismarck, ND 58503
(701) 223-2923
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 30, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Page	of

1	NAMES OF REPORTING PERSONS: Megan Asset Management, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		944 limited partnership interests

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		944 limited partnership interests

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

944 limited partnership interests

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

47%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

2

Item 1. Security and Issuer.
          The title of the class of equity securities to which this Schedule 13D relates is limited partnership interests (each a “Unit”) of Bayfield Low Income Housing Limited Partnership, a Delaware limited partnership (the “Partnership”).
          The address of the principal executive offices of the Partnership is c/o Paul J. Maddock, Megan Asset Management, Inc., 1424 West Century Avenue, Suite 102, Bismarck, ND 58503, and its telephone number is (701) 223-2923.
Item 2. Identity and Background.
          This Schedule 13D is being filed by Megan Asset Management, Inc., a Delaware corporation that was formed in 1992 (“Megan”). Megan is the general partner and independent manager of the Partnership. Megan’s principal office address is 1424 West Century Avenue, Suite 102, Bismarck, ND 58503. Megan’s Chairman of the Board of Directors and Secretary is Gary L. Maddock and its President is Paul J. Maddock. Both Megan and Megan’s President have the same executive offices. The business address of Gary L. Maddock is 11936 W. 119th Street, #358, Overland Park, KS 66213. Neither Megan, Paul J. Maddock, nor Gary L. Maddock have been convicted in a criminal proceeding or have been a party to any judicial or administrative proceeding during the past five years. Paul J. Maddock and Gary L. Maddock are both U.S. citizens.
          This Schedule 13D relates to a consummated tender offer by Megan to purchase up to 1,450 Units of the Partnership in cash, at a price of $10.00 per Unit with each Unit representing approximately a 0.05% interest in the Partnership, such offer having been made pursuant to a Tender Offer Statement on Schedule TO dated as of November 17, 2005, as supplemented and amended by a Schedule TO/A filed November 22, 2005 and amendments thereto filed December 5, 2005, December 16, 2005 and December 30, 2005, including the Offer to Purchase Limited Partnership Interests of Bayfield Low Income Housing Limited Partnership (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission on November 17, 2005 and supplemented on November 22, 2005.
Item 3. Source and Amount of Funds or Other Consideration
          After the expiration date of the Offer to Purchase, Megan accepted and purchased 944 properly tendered, and not withdrawn, Units for $10.00 per Unit, in cash without interest, representing in excess of 47% of the Partnership’s issued and outstanding Units. The total dollar amount of such Units purchased by Megan was $9,440.00. Megan obtained these funds from its own assets at the time the Units tendered pursuant to the Offer to Purchase were accepted for payment. Megan funded the purchase of the Units from existing cash and other financial assets.

Item 4. Purpose of Transaction
          Megan, together and under the direction of its Chairman of the Board of Directors and Secretary, Gary L. Maddock, and its President, Paul J. Maddock sought to acquire Units pursuant to a November 17, 2005 tender offer to purchase Units of the Partnership at a price of $10.00 per Unit (the “Offer”) for the purpose of allowing Unit holders to liquidate and terminate their interest in the Partnership and begin using any accumulated “suspended” passive activity loss deductions carried forward against ordinary income beginning in tax year 2005, to the extent available for each Unit holder. The Offer resulted in Megan obtaining a substantial equity interest in the Partnership, for investment purposes. Following the completion of the Offer, Megan, Gary L. Maddock and Paul J. Maddock will continue efforts to implement an exit strategy for Unit holders, including, but not limited to, selling the Partnership’s assets and dissolving the Partnership. Megan, Gary L. Maddock and Paul J. Maddock may consider selling some or all of the Units it acquired pursuant to the Offer, either directly or by a sale of interests in Megan itself, depending upon liquidity, strategic, tax and other considerations. Such sales may take place at any time with or without notice, unless such sales would require consent of a majority of the limited partners in the Partnership. Megan, Gary L. Maddock and Paul J. Maddock will also consider liquidating the Partnership if such a liquidation is in the best interest of the Partnership and any remaining Unit holders. There currently are no plans to conduct another tender offer in the future to acquire any remaining Units. Other than as set forth above, Megan, Gary L. Maddock and Paul J. Maddock do not currently intend to change current management, indebtedness, capitalization, corporate structure and do not have current plans for any extraordinary transaction such as a merger or reorganization. However, these plans could change at any time in the future.
Item 5. Interest in Securities of the Issuer
          After the expiration date of the Offer to Purchase, Megan accepted and purchased 944 Units of the Partnership for $10.00 per Unit, in cash without interest, representing in excess of 47% of the Partnership’s issued and outstanding Units. Megan’s Chairman of the Board of Directors and Secretary, Gary L. Maddock, is a 50% beneficial owner of the stock of Megan. Paul J. Maddock, Gary L. Maddock’s brother and President of Megan, is also a 50% owner of the stock of Megan. Together they control 100% of the ownership interest in Megan.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Reference is hereby made to the information set forth in Item 5, above.
Item 7. Material to Be Filed as Exhibits
          Not applicable.

Signature
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2006	Megan Asset Management, Inc.

	By:	/s/ Gary L. Maddock

Print Name: Gary L. Maddock
Title: Secretary